05012169

File No. 82-34735

Press release

from ASSA ABLOY AB (publ) 28 October 2005 no:14

ASSA ABLOY – CLEAR IMPROVEMENT IN EUROPE

The interim report is published earlier than previously announced due to the change of CEO.

- Sales for the third quarter of 2005 increased organically by 5% to SEK 7,019 M (6,447).
- The quarter's operating income amounted to SEK 1,103 M (965).
- The operating margin (EBIT) for the quarter amounted to 15.7% (15.0).
- Net income for the third quarter amounted to SEK 706 M (617).
- Earnings per share amounted to SEK 1.89 (1.65) for the third quarter, an increase by 14%.
- Operating cash flow for the quarter amounted to SEK 1,190 M (1,082).

"Our strategic initiatives are beginning to produce results, chiefly in the form of increased sales and margin in EMEA," comments President and CEO Bo Dankis. "The report is truly a sign of strength which constitutes a solid foundation for continued good development."

SALES AND INCOME

	Third quarter			Nine months		
	2005	2004	Change	2005	2004	Change
Sales, SEK M	7,019	6,447	+9%	20,272	19,263	+5%
of which						
Organic growth			+5%			+4%
Acquisitions			+1%			+1%
Exchange-rate effects	184		+3%	1		0%
Operating margin (EBIT), %	15.7	15.0		14.9	14.3	
Income before tax, SEK M	969	838	+16%	2,633	2,397	+10%
of which, exchange-rate effects	12		1%	-1		0%
Net income, SEK M	706	617	+14%	1,922	1,770	+9%
Operating cash flow, SEK M	1,190	1,082	+10%	2,552	2,349	+9%
Earnings per share (EPS), SEK	1.89	1.65	+14%	5.13	4.76	+8%

The Group's sales in the third quarter totaled SEK 7,019 M (6,447), an increase of 9% compared to previous year. Organic growth was 5%. Translation of foreign subsidiaries' sales to Swedish kronor had a positive effect of SEK 184 M due to changes in exchange rates. Newly acquired companies contributed 1% to sales.

Sales for the first nine months of 2005 totaled SEK 20,272 M (19,263), which represents an increase of 5%. Organic growth was 4%, and acquired companies contributed 1%. Exchange rates affected sales positively by SEK 1 M compared with the equivalent period in 2004.

Operating income before depreciation, EBITDA, for the third quarter amounted to SEK 1,317 M (1,189). The corresponding margin was 18.8% (18.4).
The Group's operating income, EBIT, amounted to SEK 1,103 M (965) after positive currency effects of SEK 25 M. The operating margin (EBIT) was 15.7% (15.0).

For nine months to September, operating income before depreciation, EBITDA, amounted to SEK 3,662 M (3,456). The corresponding margin was 18.1% (17.9). The Group's operating income, EBIT, amounted to SEK 3,015 M (2,763) after negative currency effects of SEK 5 M. The operating margin (EBIT) was 14.9% (14.3).

Income before tax for the third quarter was SEK 969 M (838), including positive currency effects of SEK 12 M due to translation of foreign subsidiaries. Income before tax up to September was SEK 2,633 M (2,397), including negative currency effects of SEK 1 M.

The Group's tax charge for the quarter totaled SEK 263 M (221), corresponding to an effective tax rate of 27% (26) on income before tax.

Earnings per share for the third quarter amounted to SEK 1.89 (1.65). Earnings per share up to September totaled SEK 5.13 (4.76).

Operating cash flow for the quarter, excluding costs of the restructuring program, amounted to SEK 1,190 M – equivalent to 123% of income before tax – compared with SEK 1,082 M last year. Operating cash flow up to September totaled SEK 2,552 M (2,349).

THE 'LEVERAGE AND GROWTH' ACTION PROGRAM

The two-year action program initiated in November 2003 will be completed during the fourth quarter. Cost savings are projected to reach SEK 450 M a year by end of 2005. Savings of around SEK 95 M were realized during the third quarter of 2005. In the year so far, payments totaling SEK 157 M relating to the action program have been made. 1,200 of the 1,400 employees becoming redundant have now left the Group.

COMMENTS BY DIVISION

EMEA

Sales for the third quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 295 M (282), with 4% organic growth. Operating income amounted to EUR 45 M (40) with an operating margin (EBIT) of 15.2% (14.2). Return on capital employed amounted to 15.6% (14.4). Operating cash flow before interest paid totaled EUR 59 M (67).

Scandinavia, the United Kingdom, Israel and eastern Europe are generating strong organic growth. Sales trends in France and Italy improved during the quarter. The structural measures that have been implemented are producing savings as planned. Higher sales volumes are having beneficial effects on income but are being offset by higher selling costs.

AMERICAS

Sales for the third quarter in the Americas division totaled USD 308 M (299) with 4% organic growth. Operating income amounted to USD 58 M (54) with an operating margin (EBIT) of 18.9% (18.0). Return on capital employed amounted to 21.6% (19.8). Operating cash flow before interest paid totaled USD 80 M (49).

The Door Group and the Residential Group report strong growth during the quarter, while growth in the Architectural Hardware Group was weaker this quarter. Sales and earnings in Mexico continued to be weak. Canada and South America are showing stable development. Sales development in the USA drives margin expansion.

ASIA PACIFIC

Sales for the third quarter in the Asia Pacific division totaled AUD 108 M (93) with 5% organic growth. Operating income amounted to AUD 15 M (15) with an operating margin (EBIT) of 13.9% (16.0). Return on capital employed amounted to 18.6% (18.8). Operating cash flow before interest paid totaled AUD 6 M (8).

Asia Pacific's sales increased primarily as a result of acquisitions made in China and South Korea. Organic growth was strong in Asia and particularly in China. Weak sales in the Australian residential market, lower margin from newly acquired entities and increased costs for restructuring and materials held down the operating margin.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,435 M (1,253) in the third quarter, representing organic growth of 8%. Operating income amounted to SEK 212 M (182) with an operating margin (EBIT) of 14.8% (14.5). Return on capital employed amounted to 14.2% (13.0). Operating cash flow before interest paid amounted to SEK 170 M (258).

Global Technologies continues to record strong organic growth. The Identification Technology Group reports high growth in volume and improved margins. The renamed Entrance Systems Group (formerly Automatic Doors) is progressing well, especially in terms of service revenues and on the US market. The Hospitality Group reports good organic growth for the quarter. Improvement of margins is being held back by restructuring costs.

OTHER EVENTS

The acquisitions of Security World, a chain of franchised security stores in South Africa, Tag Technology, a distributor of RFID products in Italy, and two smaller distributors of automatic doors – one in the USA and one in New Zealand – were consolidated during the quarter. The combined annual sales of the companies are about SEK 50 M. The combined acquisition price, including estimated earn-outs, is about SEK 40 M. Preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite life amount to about SEK 35 M.

ACCOUNTING PRINCIPLES

ASSA ABLOY has adopted International Financial Reporting Standards (IFRS) from 1 January 2005 as endorsed by the European Union. The Group's Interim Report is prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31 issued by the Swedish Financial Accounting Standards Council. The Parent Company has adopted RR 32. The effects of the transition to IFRS regarding the comparative figures for 2004 were described in a separate report, 'IFRS-adjusted 2004 figures for ASSA ABLOY', published on 20 April 2005. The accounting principles applied are described in an appendix to the Interim Report for the first quarter of 2005, published on 27 April 2005. These reports are available on ASSA ABLOY's website. IAS 39 was adopted from 1 January 2005 and the net effect of the change, SEK -77 M, has been taken directly to shareholders' equity. In accordance with IFRS 1 no adjustment of comparatives has been made. The effect is due to the requirement under IAS 39 that financial instruments are reported at fair value and relates to fair value adjustments on derivative instruments.

OUTLOOK*

Organic sales growth in 2005 is expected to continue at a good rate. The operating margin (EBIT) is expected to rise for the full year, mainly due to savings resulting from the restructuring program. Excluding payments relating to restructuring, the strong cash generation will continue.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Stockholm, 28 October 2005

Bo Dankis
President and CEO

*Outlook published in August 2005 read:
Organic sales growth in 2005 is expected to continue at a good rate, although affected by the weaker development in Europe. The operating margin (EBIT) is expected to rise, mainly due to savings resulting from the restructuring program. Excluding payments relating to restructuring, the strong cash generation is expected to continue. Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

This Interim Report has not been reviewed by the Group's Auditor.

FINANCIAL INFORMATION

The Year-End Report from ASSA ABLOY AB will be published on 10 February 2006. The 2005 Annual Report will be published in March 2006. The Annual General Meeting will be held on 25 April 2006.

Further information can be obtained from
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY is holding a telephone conference at 12.00 today. Dial in number: +44 (0)207 162 0125 or +46 (0)8 5052 0114. The presentation can be followed over the Internet: http://genesys.on24.com/r.htm?e=17382&s=1&k=048F29C58267F986B8D38CC4B401B84A

FINANCIAL INFORMATION

INCOME STATEMENT	Jul-Sep 2005 SEK M	Jul-Sep 2004 SEK M	Jan-Sep 2005 EUR M[1]	Jan-Sep 2005 SEK M	Jan-Sep 2004 SEK M	Jan-Dec 2004 SEK M
Sales	7,019	6,447	2,199	20,272	19,263	25,526
Cost of goods sold	-4,168	-3,826	-1,303	-12,017	-11,497	-15,221
Gross Income	**2,851**	**2,621**	**896**	**8,255**	**7,766**	**10,305**
Selling and administrative expenses	-1,749	-1,657	-570	-5,246	-5,008	-6,630
Share in earnings of associated companies	1	1	1	6	5	8
Operating income	**1,103**	**965**	**327**	**3,015**	**2,763**	**3,683**
Financial items	-134	-127	-41	-382	-366	-484
Income before tax	**969**	**838**	**286**	**2,633**	**2,397**	**3,199**
Tax	-263	-221	-77	-711	-627	-843
Net income	**706**	**617**	**209**	**1,922**	**1,770**	**2,356**
Allocation of net income:						
Shareholders in ASSA ABLOY AB	705	615	208	1,917	1,764	2,349
Minority interests	1	2	1	5	6	7

EARNINGS PER SHARE	Jul-Sep 2005 SEK	Jul-Sep 2004 SEK	Jan-Sep 2005 SEK	Jan-Sep 2004 SEK	Jan-Dec 2004 SEK
Earnings per share after tax and before dilution [3]	1.93	1.68	5.24	4.81	6.42
Earnings per share after tax and dilution [4]	1.89	1.65	5.13	4.76	6.33

CASH FLOW STATEMENT	Jul-Sep 2005 SEK M	Jul-Sep 2004 SEK M	Jan-Sep 2005 EUR M[1]	Jan-Sep 2005 SEK M	Jan-Sep 2004 SEK M	Jan-Dec 2004 SEK M
Cash flow from operating activities	1,197	1,123	251	2,319	2,194	3,339
Cash flow from investing activities	-195	-120	-77	-711	-1,182	-1,505
Cash flow from financing activities	-937	-1,119	-166	-1,531	-848	-1,734
Cash flow	**65**	**-116**	**8**	**77**	**164**	**100**

BALANCE SHEET	30 Sep 2005 EUR M[2]	30 Sep 2005 SEK M	30 Sep 2004 SEK M	31 Dec 2004 SEK M
Intangible fixed assets	1,707	15,905	14,640	14,138
Tangible fixed assets	595	5,547	5,399	5,279
Financial fixed assets	159	1,486	1,751	1,654
Inventories	383	3,572	3,384	3,135
Receivables	527	4,906	4,586	4,146
Other non-interest-bearing current assets	107	1,000	1,019	705
Interest-bearing current assets	117	1,093	1,110	1,060
Total assets	**3,595**	**33,509**	**31,889**	**30,117**

Equity	1,451	13,523	11,189	11,253
Interest-bearing non-current liabilities	1,020	9,509	10,643	7,706
Non-interest-bearing non-current liabilities	41	379	318	406
Interest-bearing current liabilities	470	4,387	3,889	5,594
Non-interest-bearing current liabilities	613	5,711	5,850	5,158
Total equity and liabilities	**3,595**	**33,509**	**31,889**	**30,117**

CHANGE IN EQUITY	Jan-Sep 2005 EUR M	Jan-Sep 2005 SEK M	Jan-Sep 2004 SEK M	Jan-Dec 2004 SEK M
Opening balance 1 January	**1,247**	**11,253**	**9,847**	**9,847**
IFRS-effect (IAS 39)	-8	-77	-	-
Dividend [7]	-104	-951	-457	-457
Transaction costs related to issue of convertible debentures	-	-	-13	-18
Minority interest acquisition/disposal	4	41	-	-
Exchange difference for the period	103	1,335	42	-475
Net Income [1]	209	1,922	1,770	2,356
Closing balance at end of period [2]	**1,451**	**13,523**	**11,189**	**11,253**

KEY DATA	Jan-Sep 2005	Jan-Sep 2004	Jan-Dec 2004
Return on capital employed, %	15.7	14.7	15.3
Return on shareholders' equity, %	18.3	20.0	20.0
Equity ratio, %	40.4	35.1	37.4
Interest coverage ratio, times	7.9	7.5	7.6
Interest on convertible debentures net after tax, SEK M	24.8	16.2	24.0
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	378,718	378,718	378,718
Average number of employees	29,301	29,342	29,160

File No. 82-34735

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Jan-Sep 2004	Full Year 2004	Q 1 2005	Q 2 2005	Q 3 2005	Jan-Sep 2005	12 month rolling
Sales	6,283	6,533	6,447	6,263	19,263	25,526	6,269	6,984	7,019	20,272	26,535
Organic growth [5]	3%	7%	6%	4%	6%	5%	2%	6%	5%	4%	-
Gross income	**2,487**	**2,658**	**2,621**	**2,539**	**7,766**	**10,305**	**2,544**	**2,860**	**2,851**	**8,255**	**10,794**
Gross income / Sales	39.6%	40.7%	40.7%	40.5%	40.3%	40.4%	40.6%	41.0%	40.6%	40.7%	40.7%
Operating income before depreciation (EBITDA)	**1,102**	**1,165**	**1,189**	**1,150**	**3,456**	**4,606**	**1,102**	**1,243**	**1,317**	**3,662**	**4,812**
Gross margin (EBITDA)	17.5%	17.8%	18.4%	18.4%	17.9%	18.0%	17.6%	17.8%	18.8%	18.1%	18.1%
Depreciation	-233	-236	-224	-230	-693	-923	-212	-221	-214	-647	-877
Operating income (EBIT)	**869**	**929**	**965**	**920**	**2,763**	**3,683**	**890**	**1,022**	**1,103**	**3,015**	**3,935**
Operating margin (EBIT)	13.8%	14.2%	15.0%	14.7%	14.3%	14.4%	14.2%	14.6%	15.7%	14.9%	14.8%
Financial items	-118	-121	-127	-118	-366	-484	-126	-122	-134	-382	-500
Income before tax	**751**	**808**	**838**	**802**	**2,397**	**3,199**	**764**	**900**	**969**	**2,633**	**3,435**
Profit margin (EBT)	12.0%	12.4%	13.0%	12.8%	12.4%	12.5%	12.2%	12.9%	13.8%	13.0%	12.9%
Tax	-196	-210	-221	-216	-627	-843	-205	-243	-263	-711	-927
Net income	**555**	**598**	**617**	**586**	**1,770**	**2,356**	**559**	**657**	**706**	**1,922**	**2,508**
Allocation of net income:											
Share holders in ASSA ABLOY AB	553	596	615	585	1,764	2,349	558	654	705	1,917	2,502
Minority interests	2	2	2	1	6	7	1	3	1	5	6

OPERATING CASH FLOW

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Jan-Sep 2004	Full Year 2004	Q 1 2005	Q 2 2005	Q 3 2005	Jan-Sep 2005	12 month rolling
Operating income (EBIT)	869	929	965	920	2,763	3,683	890	1,022	1,103	3,015	3,935
Depreciation	233	236	224	230	693	923	212	221	214	647	877
Net capital expenditure	-123	-166	-146	-215	-435	-650	-140	-161	-135	-436	-651
Change in working capital	-344	-184	142	374	-386	-12	-333	-201	102	-432	-58
Paid and received interest	-45	-144	-67	-233	-256	-489	-83	-80	-87	-250	-483
Adjustment for non-cash items	25	-19	-36	14	-30	-16	3	12	-7	8	22
Operating cash flow [5]	**615**	**652**	**1,082**	**1,090**	**2,349**	**3,439**	**549**	**813**	**1,190**	**2,552**	**3,642**
Operating cash flow / Income before tax	0.82	0.81	1.29	1.36	0.98	1.08	0.72	0.90	1.23	0.97	1.06

CHANGE IN NET DEBT

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Jan-Sep 2004	Full Year 2004	Q 1 2005	Q 2 2005	Q 3 2005	Jan-Sep 2005
Net debt at beginning of the period	13,454	14,481	14,570	13,387	13,454	13,454	12,208	12,499	13,860	12,208
IFRS-effect (IAS 39)	-	-	-	-	-	-	77	-	-	77
Operating cash flow	-615	-652	-1,082	-1,090	-2,349	-3,439	-549	-813	-1,190	-2,552
Restructuring payment	35	45	112	129	192	321	56	59	42	157
Paid tax	164	322	103	161	589	750	167	373	122	662
Acquisitions	830	23	-27	103	826	929	111	123	66	300
Dividend	-	457	-	-	457	457	-	951	-	951
Translation differences	613	-106	-289	-482	218	-264	429	668	-131	966
Net debt at end of period	**14,481**	**14,570**	**13,387**	**12,208**	**13,387**	**12,208**	**12,499**	**13,860**	**12,769**	**12,769**
Net debt / Equity, times	1.36	1.35	1.20	1.09	1.20	1.09	1.03	1.07	0.95	0.95

NET DEBT

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Q 2 2005	Q 3 2005
Long-term interest-bearing receivables	-57	-34	-35	-31	-37	-40	-36
Short-term interest-bearing investments	-263	-160	-232	-230	-171	-249	-147
Cash and bank balances	-859	-1,062	-878	-831	-896	-881	-945
Pension provisions	1,954	1,946	1,782	1,677	1,739	1,860	1,601
Long-term interest-bearing liabilities	9,032	8,980	8,861	6,029	6,138	8,068	7,908
Short-term interest-bearing liabilities	4,674	4,900	3,889	5,594	5,726	5,102	4,388
Total	**14,481**	**14,570**	**13,387**	**12,208**	**12,499**	**13,860**	**12,769**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Q 2 2005	Q 3 2005
Capital employed	25,159	25,350	24,577	23,461	24,675	26,759	26,292
- of which goodwill	14,611	14,644	14,382	13,917	14,562	15,631	15,519
Net debt	14,481	14,570	13,387	12,208	12,499	13,860	12,769
Minority interest	17	20	20	27	29	79	74
Shareholders' equity (excl minority interest)	10,661	10,760	11,169	11,226	12,147	12,820	13,449

DATA PER SHARE

	Q 1 2004 SEK	Q 2 2004 SEK	Q 3 2004 SEK	Q 4 2004 SEK	Jan-Sep 2004 SEK	Full Year 2004 SEK	Q 1 2005 SEK	Q 2 2005 SEK	Q 3 2005 SEK	Jan-Sep 2005 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [3]	1.51	1.62	1.68	1.60	4.81	6.42	1.52	1.79	1.93	5.24	6.84
Earnings per share after tax and dilution [4]	1.50	1.61	1.65	1.57	4.76	6.33	1.49	1.75	1.89	5.13	6.70
Cash earnings per share after tax and dilution [4]	2.12	2.26	2.28	2.27	6.66	8.93	2.11	2.36	2.75	7.22	9.49
Shareholders' equity per share after dilution [4]	31.24	33.88	34.72	34.74	34.72	34.74	36.90	38.84	40.44	40.44	

File No. 82-34735

RESULTS BY DIVISION

Jul - Sep respective 30 Sep	EMEA [8] EUR M		Americas [9] USD M		Asia Pacific [10] AUD M		Global technologies [11] SEK M		Other SEK M		Total SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	289	275	307	298	98	88	1,404	1,223			7,019	6,447
Sales, intragroup	6	7	1	1	10	6	31	30	-156	-131		
Sales	**295**	**282**	**308**	**299**	**108**	**93**	**1,435**	**1,253**	**-156**	**-131**	**7,019**	**6,447**
Organic growth [6]	*4%*	*4%*	*4%*	*7%*	*5%*	*5%*	*8%*	*7%*			*5%*	*6%*
Operating income (EBIT)	**45**	**40**	**58**	**54**	**15**	**15**	**212**	**182**	**-59**	**-68**	**1,103**	**965**
Operating margin (EBIT)	*15.2%*	*14.2%*	*18.9%*	*18.0%*	*13.9%*	*16.0%*	*14.8%*	*14.5%*			*15.7%*	*15.0%*
Capital employed	1,108	1,062	1,058	1,083	334	317	5,978	5,518	-173	-202	26,292	24,577
- of which goodwill	508	490	656	652	173	158	4,689	4,317			15,519	14,382
Return on capital employed	*15.6%*	*14.4%*	*21.6%*	*19.8%*	*18.6%*	*18.8%*	*14.2%*	*13.0%*			*16.3%*	*15.2%*
Operating income (EBIT)	45	40	59	54	15	15	212	182	-59	-68	1,103	965
Depreciation	12	13	8	7	2	3	22	25	2	1	214	224
Net capital expenditure	-7	-6	-5	-8	-1	-2	-31	-11	4	-1	-135	-146
Movement in working capital	9	20	18	-4	-10	-8	-33	62	-18	-31	102	142
Cash flow	**59**	**67**	**80**	**49**	**6**	**8**	**170**	**258**			**1,284**	**1,185**
Adjustment for non-cash items									-7	-36	-7	-36
Paid and received interest									-87	-67	-87	-67
Operating cash flow [5]											**1,190**	**1,082**

Jul - Sep respective 30 Sep	EMEA [8] SEK M		Americas [9] SEK M		Asia Pacific [10] SEK M		Global technologies [11] SEK M		Other SEK M		Total SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	2,699	2,517	2,350	2,239	566	468	1,404	1,223			7,019	6,447
Sales, intragroup	62	64	9	7	55	31	31	30	-156	-131		
Sales	**2,761**	**2,581**	**2,359**	**2,246**	**621**	**499**	**1,435**	**1,253**	**-156**	**-131**	**7,019**	**6,447**
Organic growth [6]	*4%*	*4%*	*4%*	*7%*	*5%*	*5%*	*8%*	*7%*			*5%*	*6%*
Operating income (EBIT)	**418**	**367**	**445**	**404**	**86**	**80**	**212**	**182**	**-59**	**-68**	**1,103**	**965**
Operating margin (EBIT)	*15.2%*	*14.2%*	*18.9%*	*18.0%*	*13.9%*	*16.0%*	*14.8%*	*14.5%*			*15.7%*	*15.0%*
Capital employed	10,330	9,632	8,190	7,961	1,967	1,668	5,978	5,518	-173	-202	26,292	24,577
- of which goodwill	4,734	4,443	5,077	4,792	1,020	830	4,689	4,317			15,519	14,382
Return on capital employed	*15.6%*	*14.4%*	*21.6%*	*19.8%*	*18.6%*	*18.8%*	*14.2%*	*13.0%*			*16.3%*	*15.2%*
Operating income (EBIT)	418	367	445	404	86	80	212	182	-59	-68	1,103	965
Depreciation	117	125	60	57	14	16	22	25	2	1	214	224
Net capital expenditure	-66	-63	-38	-64	-6	-10	-31	-11	4	-1	-135	-146
Movement in working capital	78	184	128	-29	-53	-43	-33	62	-18	-31	102	142
Cash flow	**547**	**613**	**595**	**368**	**41**	**43**	**170**	**258**			**1,284**	**1,185**
Adjustment for non-cash items									-7	-36	-7	-36
Paid and received interest									-87	-67	-87	-67
Operating cash flow [5]											**1,190**	**1,082**

Jan - Sep respective 30 Sep	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	903	879	866	851	259	236	4,036	3,562			20,272	19,263
Sales, intragroup	22	23	3	3	25	16	85	80	-455	-403		
Sales	**925**	**902**	**889**	**854**	**284**	**252**	**4,121**	**3,642**	**-455**	**-403**	**20,272**	**19,263**
Organic growth [6]	*2%*	*4%*	*5%*	*5%*	*2%*	*9%*	*9%*	*6%*			*4%*	*6%*
Operating income (EBIT)	**136**	**129**	**163**	**149**	**35**	**36**	**577**	**474**	**-197**	**-202**	**3,015**	**2,763**
Operating margin (EBIT)	*14.7%*	*14.3%*	*18.3%*	*17.4%*	*12.2%*	*14.2%*	*14.0%*	*13.0%*			*14.9%*	*14.3%*
Capital employed	1,108	1,062	1,058	1,083	334	317	5,978	5,518	-173	-202	26,292	24,577
- of which goodwill	508	490	656	652	173	158	4,689	4,317			15,519	14,382
Return on capital employed	*16.1%*	*16.4%*	*20.0%*	*18.4%*	*14.0%*	*15.9%*	*13.6%*	*11.6%*			*15.7%*	*14.7%*
Operating income (EBIT)	136	129	163	149	35	36	577	474	-197	-202	3,015	2,763
Depreciation	40	43	23	23	8	9	57	73	7	4	647	693
Net capital expenditure	-25	-23	-14	-19	-1	-6	-93	-43	-5	-2	-436	-435
Movement in working capital	-32	-17	-7	-27	-2	-3	-20	-15	-53	9	-432	-386
Cash flow	**119**	**132**	**165**	**126**	**40**	**36**	**521**	**489**			**2,794**	**2,635**
Adjustment for non-cash items									8	-30	8	-30
Paid and received interest									-250	-256	-250	-256
Operating cash flow [5]											**2,552**	**2,349**
Average number of employees	12,570	12,914	9,164	9,834	4,186	3,641	3,294	2,895	87	58	29,301	29,342

Jan - Sep respective 30 Sep	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	8,320	8,049	6,465	6,366	1,451	1,286	4,036	3,562			20,272	19,263
Sales, intragroup	207	212	24	23	139	89	85	80	-455	-403		
Sales	**8,527**	**8,261**	**6,489**	**6,389**	**1,590**	**1,375**	**4,121**	**3,642**	**-455**	**-403**	**20,272**	**19,263**
Organic growth [6]	*2%*	*4%*	*5%*	*5%*	*2%*	*9%*	*9%*	*6%*			*4%*	*6%*
Operating income (EBIT)	**1,252**	**1,183**	**1,188**	**1,113**	**194**	**195**	**577**	**474**	**-197**	**-202**	**3,015**	**2,763**
Operating margin (EBIT)	*14.7%*	*14.3%*	*18.3%*	*17.4%*	*12.2%*	*14.2%*	*14.0%*	*13.0%*			*14.9%*	*14.3%*
Capital employed	10,330	9,632	8,190	7,961	1,967	1,668	5,978	5,518	-173	-202	26,292	24,577
- of which goodwill	4,734	4,443	5,077	4,792	1,020	830	4,689	4,317			15,519	14,382
Return on capital employed	*16.1%*	*16.4%*	*20.0%*	*18.4%*	*14.0%*	*15.9%*	*13.6%*	*11.6%*			*15.7%*	*14.7%*
Operating income (EBIT)	1,252	1,183	1,188	1,113	194	195	577	474	-197	-202	3,015	2,763
Depreciation	371	394	168	174	45	48	57	73	7	4	647	693
Net capital expenditure	-230	-215	-101	-143	-8	-32	-93	-43	-5	-2	-436	-435
Movement in working capital	-298	-163	-49	-198	-11	-18	-20	-15	-53	9	-432	-386
Cash flow	**1,095**	**1,199**	**1,206**	**946**	**220**	**193**	**521**	**489**			**2,794**	**2,635**
Adjustment for non-cash items									8	-30	8	-30
Paid and received interest									-250	-256	-250	-256
Operating cash flow [5]											**2,552**	**2,349**

Jan-Dec respective 31 Dec	EMEA [8] EUR M 2004	Americas [9] USD M 2004	Asia Pacific [10] AUD M 2004	Global technologies [11] SEK M 2004	Other SEK M 2004	Total SEK M 2004
Sales, external	1,179	1,125	320	4,811		25,526
Sales, intragroup	31	4	23	100	-533	
Sales	**1,210**	**1,129**	**343**	**4,911**	**-533**	**25,526**
Organic growth [5]	*3%*	*6%*	*7%*	*5%*		*5%*
Operating income (EBIT)	**174**	**199**	**52**	**632**	**-269**	**3,683**
Operating margin (EBIT)	*14,4%*	*17,6%*	*15,1%*	*12,9%*		*14,4%*
Capital employed	1,046	1,104	324	5,322	-268	23,461
- of which goodwill	495	654	159	4,313		13,917
Return on capital employed	*16,3%*	*18,2%*	*16,8%*	*11,8%*		*15,3%*
Operating income (EBIT)	174	199	52	632	-269	3,683
Depreciation	58	31	12	95	10	923
Net capital expenditure	-37	-27	-5	-78	-8	-650
Movement in working capital	6	-11	-8	3	53	-12
Cash flow	**201**	**192**	**51**	**652**		**3,944**
Adjustment for non-cash items					-16	-16
Paid and received interest					-489	-489
Operating cash flow [5]						**3,439**
Average number of employees	12,774	9,767	3,629	2,925	65	29,160

Jan-Dec respective 31 Dec	EMEA [8] SEK M 2004	Americas [9] SEK M 2004	Asia Pacific [10] SEK M 2004	Global technologies [11] SEK M 2004	Other SEK M 2004	Total SEK M 2004
Sales, external	10,747	8,242	1,726	4,811		25,526
Sales, intragroup	284	28	121	100	-533	
Sales	**11,031**	**8,270**	**1,847**	**4,911**	**-533**	**25,526**
Organic growth [6]	*3%*	*6%*	*7%*	*5%*		*5%*
Operating income (EBIT)	**1,586**	**1,456**	**278**	**632**	**-269**	**3,683**
Operating margin (EBIT)	*14,4%*	*17,6%*	*15,1%*	*12,9%*		*14,4%*
Capital employed	9,433	7,303	1,671	5,322	-268	23,461
- of which goodwill	4,462	4,324	818	4,313		13,917
Return on capital employed	*16,3%*	*18,2%*	*16,8%*	*11,8%*		*15,3%*
Operating income (EBIT)	1,586	1,456	278	632	-269	3,683
Depreciation	529	227	62	95	10	923
Net capital expenditure	-340	-195	-29	-78	-8	-650
Movement in working capital	51	-76	-43	3	53	-12
Cash flow	**1,826**	**1,412**	**268**	**652**		**3,944**
Adjustment for non-cash items					-16	-16
Paid and received interest					-489	-489
Operating cash flow [5]						**3,439**

[1] Translated using an average rate for the period, 1 EUR = 9.22
[2] Translated using a closing rate at 30 September 2005, 1 EUR = 9.32
[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
[4] Number of shares, thousands, used for the calculation amount to 378,718 for September 2005, 373,889 for September 2004 and 375,103 for December 2004.
[5] Excluding payment of restructuring
[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.
[7] Translated using transaction day rate, 1 EUR = 9.17
[8] Europe, Israel and Africa
[9] North and South America
[10] Asia, Australia och New Zealand
[11] Door Automatics, Hospitality och Identification

APPENDIX 1 - SUPPLEMENTARY INFORMATION ON IFRS ADJUSTMENTS JANUARY - SEPTEMBER 2004

1. Expected IFRS effects on net income (SEK M)	Jan-Mar 2004	Apr-Jun 2004	Jul-Sep 2004	Jan-Sep 2004	Jan-Dec 2004
Reported net income (SW GAAP)	**345**	**372**	**395**	**1 112**	**1 495**
Reversal of goodwill amortization	243	247	245	735	978
Acquisition-related adjustments	-22	-10	-12	-44	-73
Tax effects	-13	-13	-13	-39	-51
Reversal of minority shares of income	2	2	2	6	7
Total IFRS effects on net income	*210*	*226*	*222*	*658*	*861*
Reported net income (IFRS)	**555**	**598**	**617**	**1 770**	**2 356**

2. Expected IFRS effects on the income statement	SW GAAP	Expected IFRS adjustments				IFRS
(SEK M)	Jan-Sep	Jan-Mar	Apr-Jun	Jul-Sep	Jan-Sep	Jan-Sep
Sales	19 263	-	-	-	-	19 263
Cost of goods sold	-11 453	-22	-10	-12	-44	-11 497
Gross income	**7 810**	**-22**	**-10**	**-12**	**-44**	**7 766**
Selling and administrative expenses	-5 008	-	-	-	-	-5 008
Goodwill amortization	-735	243	247	245	735	-
Share in earnings of associated companies	-	1	3	1	5	5
Operating income	**2 067**	**222**	**240**	**234**	**696**	**2 763**
Financial items	-366	-	-	-	-	-366
Share in earnings of associated companies	5	-1	-3	-1	-5	-
Income before tax	**1 706**	**221**	**237**	**233**	**691**	**2 397**
Tax	-588	-13	-13	-13	-39	-627
Minority interests	-6	2	2	2	6	-
Net income	**1 112**	**210**	**226**	**222**	**658**	**1 770**
Allocation of income:						
Shareholders in ASSA ABLOY AB						1 764
Minority interests						6
Earnings per share:						
after tax and before conversion	3,04	0,57	0,60	0,60	1,77	4,81
after tax and after full conversion	3,02	0,56	0,60	0,58	1,74	4,76

3. Expected IFRS effects on equity (SEK M)	31 mar 2004	30 jun 2004	30 sep 2004	31 dec 2004
Reported equity (SW GAAP)	**10 523**	**10 400**	**10 598**	**10 448**
Pension adjustment (IAS 19)	-41	-41	-41	-
IFRS-adjustments to net income (see table above)	210	436	658	861
Exchange rate effects (average/end-rate) on IFRS-adj. to income	4	2	-9	-48
Acquisition-related IFRS-adjustments applied directly to equity	-35	-37	-37	-35
Minority interests	17	20	20	27
Total IFRS effects on equity	*155*	*380*	*591*	*805*
Reported equity (IFRS)	**10 678**	**10 780**	**11 189**	**11 253**

Press release

from ASSA ABLOY AB (publ) 28 October 2005 no:13

JOHAN MOLIN APPOINTED PRESIDENT AND CEO OF ASSA ABLOY

The ASSA ABLOY third quarter report is published today due to the change of CEO.

The Board of Directors of ASSA ABLOY and the President and CEO, Bo Dankis, have agreed, on the Board's initiative, that Bo Dankis will leave his position in the Company.

Johan Molin has been appointed as the new President and CEO. He will take up the position on 1 December 2005. Since 2001 he has worked as President and CEO of the Danish industrial group Nilfisk-Advance. During his time at Nilfisk-Advance, Johan Molin has led a successful turnaround of the company, which has sales of SEK 6.4 billion and is a world leader in industrial and commercial cleaning machinery.

Between 1983 and 2001 Johan Molin worked for the Atlas Copco Group, most recent as President of Industrial Air Division in Belgium, a business with sales of SEK 5 billion and 2,700 employees. Johan Molin is 46 and has a degree from the Stockholm School of Economics.

"Bo Dankis has been part of ASSA ABLOY's management since 1997 and has been responsible for many important achievements for the Group," says Chairman Georg Ehrnrooth. "The Board continues to have full confidence in Bo Dankis, but believes that the Group now needs a leader with a different profile. Both income and growth continue to develop as planned. With Johan Molin as CEO there are good opportunities for increased organic growth. Our strategy remains unchanged, but we believe that the combination of knowledge of both conventional technology and advanced new solutions that exists in the Group gives us the potential to raise the business to a new level."

"Our Leverage & Growth program will be completed as planned during the fourth quarter," Ehrnrooth continues. "Our efforts to reduce costs by means of productivity improvements and enhanced supply management continue according to plan, and we do not expect any new restructuring provisions."

A telephone conference regarding this organizational change will be held today between 08.30 and 09.00 (CET) in which ASSA ABLOY's Chairman Georg Ehrnrooth and the new President and CEO Johan Molin will take part.

The telephone number is +44 (0)207 162 0125 or +46 (0)8 505 201 14. It will also be possible to listen to the conference afterwards on telephone number +44 (0)207 031 4064 or +46 (0)8 5052 0333, access code 681348.

A separate telephone conference regarding the Q3 result will be held today at 12.00 (CET). The telephone number is +44 (0)207 162 0125 or +46 (0)8 505 201 14.

For further information contact:
Georg Ehrnrooth, Chairman, ASSA ABLOY AB: +46 8 506 485 51.

More information regarding Johan Molin is available at www.assaabloy.com.